Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2013 results

  BCE net earnings attributable to common shareholders of $343 million; Adjusted net earnings of $584 million, up 7%; Adjusted earnings per share of $0.75, up 7.1%
  Strong free cash flow of $747 million, up 8.9%
  Bell EBITDA up 3.0% with 26.8% EBITDA growth at Bell Media, supported by the inclusion of Astral, and wireless EBITDA growth of 11.6%; consolidated EBITDA margin steady at 38.4%
  Wireless postpaid net activations of 102,714 reflect continued strong adoption of smartphones, now representing 73% of postpaid base
  Total quarterly Residential Wireline net activations (TV, Internet and local access lines) positive for the first time since 2005
  Bell Fibe TV net customer activations of 72,813, 69.4% higher year over year, as service footprint expands to more than 4 million households; high-speed Internet net activations of 36,638, best quarterly performance in over 6 years; residential local access line losses improve 30.3%
  Reconfirming all 2013 BCE and Bell Canada financial targets

MONTRÉAL, November 7, 2013 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter (Q3) of 2013.

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q3 2013	Q3 2012	% change
Bell(i)
Operating revenues	4,524	4,393	3.0%
EBITDA	1,739	1,688	3.0%
BCE
Operating revenues	5,099	4,982	2.3%
EBITDA	2,063	2,019	2.2%
Net earnings attributable to common shareholders	343	527	(34.9%)
EPS	0.44	0.68	(35.3%)
Adjusted EPS	0.75	0.70	7.1%
Cash flows from operating activities	1,730	1,591	8.7%
Free cash flow	747	686	8.9%

(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

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“Bell’s industry-leading investments in new broadband network infrastructure are driving our TV, wireless, Internet and media growth services, fuelling a $183 million, or 5.3%, year-over-year revenue increase in Q3 growth services. Key to Bell’s transformation as a competitive force in Canadian communications, these growth services now make up 82% of Bell’s revenue base, while traditional home phone service accounts for just 8%,” said George Cope, President and CEO of Bell Canada and BCE. “We’ve seen exceptional growth in smartphone adoption and data growth even as we implemented the new federal wireless code, market-leading results at Bell Media enhanced by the addition of the Astral team, and our best performance in residential wireline services since 2005 as the popularity of Bell Fibe TV and Internet continues to accelerate. Our strategy to deliver the best communications services the world has to offer to Canadian consumers and business customers is supporting both Bell’s growing success in a competitive communications marketplace and solid financial performance.”

Bell is committed to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“Our third-quarter financial results were very solid across all Bell operating segments with excellent double-digit wireless and media EBITDA growth driving strong growth in adjusted earnings and free cash flow. We also continued to leverage our advanced broadband networks and services to deliver healthy wireless and residential wireline net customer activations, which provides the foundation for sustained financial performance going forward,” said Siim Vanaselja, Chief Financial Officer for Bell and BCE. “With an outlook for continued strong wireless profitability, an improving wireline financial profile and a significant contribution from Astral to our Bell Media results, we are on track with our 2013 financial plan and reconfirm today all our Bell and BCE guidance targets for the year.”

Additionally, the funded status of Bell Canada’s defined benefit pension plan has improved significantly since the beginning of the year, reflecting higher interest rates in 2013. At the end of Q3 2013, Bell’s defined benefit pension plan solvency ratio was over 90%. The improved solvency position of Bell Canada’s pension plan improves Bell’s longer term financial flexibility through reduced future pension funding requirements.

BCE RESULTS
BCE’s net earnings attributable to common shareholders were $343 million in Q3 2013, or $0.44 per common share, compared to $527 million, or $0.68 per common share, in Q3 2012. The year-over-year decrease was due to the CRTC tangible benefits obligation of $230 million that Bell was ordered to pay as part of the acquisition of Astral Media Inc. (Astral). Adjusted earnings per share (EPS)(1) were $0.75 per common share, up 7.1% from last year, reflecting the flow-through of higher EBITDA from strong year-over-year growth at Bell Wireless and Bell Media.

BCE’s cash flows from operating activities were $1,730 million in Q3, up $139 million over last year. Free cash flow(2) available to BCE’s common shareholders increased $61 million, or 8.9%, to $747 million, driven mainly by higher EBITDA(3) and an increase in working capital.

At the end of Q3, BCE (including Bell and Bell Aliant) served a total of 7,951,182 wireless subscribers, up 3.0% from Q3 2012; total TV subscribers of 2,438,100 (including 582,393 IPTV customers, reflecting the addition of 87,355 net new IPTV customers in Q3 2013), a 7.1% increase; total high-speed Internet subscribers of 3,102,627, up 2.7%; and total NAS lines of 7,730,283, a decrease of 6.9%.

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BELL RESULTS
Bell operating revenues in Q3 2013 grew 3.0% to $4,524 million, with the inclusion of Astral contributing to Bell Media revenue growth of 21.6%. Wireless revenue growth of 4.1%, higher TV and Internet service revenues, growth in IP connectivity and business service solutions revenue, and greater business data product sales also contributed to consolidated Bell revenue growth this quarter.

Bell EBITDA increased 3.0% in Q3, driven by 26.8% growth at Bell Media and 11.6% growth in Wireless EBITDA. This was moderated by a 5.6% decline in Wireline EBITDA that reflected recognition in Q3 2012 of a non-recurring gain on the phase-out of post-employment benefits for certain employees and a reduction in amounts payable to the CRTC related to the Local Programming Improvement Fund (LPIF), which collectively totalled $29 million. Excluding these two items, Bell Wireline EBITDA decreased 2.7% this quarter. Bell consolidated EBITDA margin remained unchanged at 38.4% due to the flow-through of higher wireless ARPU (average revenue per unit), a lower volume of wireless postpaid activations and customer upgrades compared to last year, diminishing wireline voice erosion, and stabilizing business markets performance.

BELL OPERATING RESULTS BY SEGMENT
Bell operating performance in the third quarter of 2013 was highlighted by healthy revenue and EBITDA growth with a steady margin year over year. We continued to successfully leverage our advanced broadband networks and services to gain considerable new postpaid wireless customers, a record number of new Fibe TV subscribers, significantly more high-speed Internet customers, as well as lower churn and higher ARPU across all our residential wireline and wireless services. With the contribution of Astral and healthy organic growth in advertising revenue, Bell Media delivered a significant contribution to consolidated Bell EBITDA growth this quarter.

Bell invested $742 million in new capital in Q3 2013, a 7.8% year-over-year increase, supporting the continued expansion of Fibe TV, rapid deployment of broadband fibre to more homes and businesses, and expansion of wireless network capacity to accommodate increasing data usage.

BELL WIRELESS
Bell Wireless operating revenues increased 4.1% to $1,493 million in Q3 2013, compared to $1,434 million in Q3 2012. Service revenues were up 5.0% to $1,372 million, driven by postpaid subscriber growth and higher blended ARPU. Wireless data revenue increased 18.4% on increased adoption of smartphones and use of wireless Internet and data services such as Mobile TV.

Bell Wireless EBITDA increased 11.6% in Q3 2013, driven by higher ARPU, fewer postpaid gross activations and customer upgrades year over year, and overall cost discipline. This contributed to a strong 2.7 percentage-point improvement in service margin to 45.0% from 42.3% in Q3 2012, our best third-quarter performance in 4 years:

  Postpaid net additions in Q3 were 102,714. This reflected a 10.6% decrease in postpaid gross activations attributable to fewer promotional offers, reduced handset discounts, new 2-year rate plan pricing resulting from the federal Wireless Code of Conduct, and reduced availability of some new smartphone models. Prepaid net customer losses improved 29.3% to 13,255 this quarter, due to fewer customer deactivations.

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  Smartphone users represented 73% of total postpaid subscribers at the end of the quarter, compared to 60% a year earlier. Bell Wireless postpaid customers totalled 6,683,646 at the end of Q3, an increase of 6.4% over last year, while total Bell Wireless customers grew 3.0% to 7,805,100.
  Postpaid and prepaid customer churn remained unchanged at 1.2% and 3.3%, respectively. Blended wireless churn improved 10 basis points in Q3 2013 to 1.5%, reflecting a higher proportion of postpaid subscribers in the customer base.
  Blended ARPU increased 1.7% to $58.30 in the quarter, representing the fifteenth consecutive quarter of year-over-year improvement. The increase is due to growing data usage by the increasing proportion of smartphone users.
  Cost of acquisition increased 1.5% to $403 per gross activation, reflecting higher sales commissions paid due to a greater postpaid smartphone mix.
  Retention costs as a percentage of service revenue were 9.3%, compared to 10.1% in Q3 2012, reflecting fewer customer upgrades compared to last year.
  Bell continues to offer customers access to Canada’s largest 4G LTE network reaching approximately 77% of the Canadian population, complemented by 4G HSPA+ coverage to more than 98% of the population.
  Bell Mobile TV welcomed its one millionth subscriber during the quarter. Mobile TV offers on-the-go access to live and on-demand sports, news, entertainment and children’s TV programming. Additionally, the Bell TV app enables customers to access 70 more live and on-demand channels on their smartphones and tablets.
  Bell continued to bring Canadians the latest mobile technology with the introduction of new devices including Apple iPhone 5c and iPhone 5s, BlackBerry Q5, LG G2, Samsung Galaxy Mega and Galaxy Note 8.0, Sony Xperia SP and Sony Xperia Z, and the ultra rugged, push to talk Sonim 5560 IS. In addition, the Apple iPad and iPad mini are now available directly from Bell.
  In September, Bell reduced the prices of its most popular consumer wireless rate plans for United States mobile data, voice and text roaming by 50%, and in October announced significant reductions in mobile data, voice and text roaming rates for Bermuda and most Caribbean islands. Bell is committed to working with its global telecom partners to reduce consumer roaming costs further by renegotiating its agreements with international telecom suppliers that enable Bell mobile customers to use their phones in more than 200 countries.
  The Société de transport de Montréal (STM), Bell and 3 other Canadian wireless providers announced in September that they are working together to launch a new underground network in the Montréal metro. The project design phase is now under way and installation is expected to begin this year. The estimated $50 million cost of deployment will be shared equally by the 4 participating wireless companies.

BELL WIRELINE
The pace of Bell Wireline’s revenue decline remained stable compared to the previous quarter, decreasing a modest 0.9% to $2,482 million, as higher TV and Internet service revenues, stronger business IP connectivity and service solutions growth, and increased data product sales to large enterprise customers, largely offset the decline in voice revenues. The rate of

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decline in voice revenues improved for a fourth consecutive quarter. The slower pace of voice erosion was due to fewer NAS line losses compared to Q3 2012 and an improved rate of long distance revenue decline from increased sales of global long-distance minutes.

Bell Wireline EBITDA decreased 5.6% this quarter, yielding a margin of 37.2% compared to 39.0% in Q3 2012. The decrease in Wireline EBITDA and margin this quarter was impacted by recognition in Q3 2012 of a non-recurring gain on the phase-out of post-employment benefits at a Bell Wireline subsidiary and a reduction in amounts payable to the CRTC related to the LPIF, which collectively totalled $29 million. Excluding these two items, Bell Wireline EBITDA decreased 2.7% in Q3 2013, reflecting approximately $14 million in higher acquisition costs absorbed from a significantly higher number of new Fibe TV and Internet customer activations in Q3 2013 compared to last year.

  Total Bell Residential customer net additions, including residential NAS, were positive for the first time since 2005, the year cable telephony service was introduced. Total residential net additions of approximately 28,000 in Q3 were up 74,000 year over year, supported by record Fibe TV activations and strong Internet performance that in turn drove higher residential NAS activations and retention.
  Bell Fibe TV customer acquisition accelerated this quarter with the addition of 72,813 net new subscribers, up 69.4% compared to Q3 2012. The ongoing expansion of our Fibe TV service footprint and the introduction in May of exclusive wireless receivers contributed to stronger customer demand for Fibe TV this quarter. At the end of Q3 2013, Bell Fibe TV subscribers totalled 419,129, more than double the 200,064 subscribers at the end of Q3 2012.
  With the continued expansion of our Fibe TV footprint in communities across Ontario and Québec (including expansion to Ottawa in the quarter), Bell’s IPTV footprint reached approximately 4.1 million households, up from 2.9 million households at the end of Q3 2012.
  Total Bell Satellite TV net customer losses improved 3.7% this quarter to 26,128, reflecting fewer customer deactivations.
  Combined Bell Fibe TV and Satellite TV net additions almost tripled in the quarter compared to last year, increasing to 46,685 from 15,846. Bell TV’s subscriber base totalled 2,242,244 at the end of Q3 2013, representing a 4.9% increase over the past year.
  Bell high-speed Internet net subscriber additions were 36,638, compared to 13,416 in Q3 2012, the best quarterly performance in more than 6 years. This reflects the pull-through of Bell Fibe TV customer activations, a higher number of student activations during the back-to- school period, as well as increased business customer activations. Bell total high-speed Internet subscribers reached 2,157,713, up 2.4% since the end of Q3 2012.
  Wireline data revenue was up 2.5% to $1,426 million, due mainly to higher TV and Internet service revenues driven by Fibe customer growth, higher IP connectivity revenues, increased spending on professional business services by our mid-sized and large enterprise customers, and increased data product sales.
  Residential NAS net losses improved 30.3%, or 25,583, over Q3 2012 to 58,957, reflecting reduced rates of residential NAS turnover in our Fibe service areas and the success of promotional offers during the July residential move season in Québec.

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  Business NAS losses in Q3 2013 increased 15.3%, up 3,786 over last year to 28,526. This was due to a greater number of deactivations in our large business segment resulting from ongoing customer conversion of voice lines to IP-based services and competitive losses. This was offset by fewer customer losses in our wholesale and mass and mid-sized business markets compared to Q3 2012.
  Total Bell NAS lines at the end of the quarter were 5,338,008, a 7.5% decline. Consistent with these customer losses, Bell’s local and access revenues declined 8.0% to $613 million, while long distance revenue declined 4.2% to $184 million.
  Bell launched its new M2M Management Centre, a secure online portal offering Canadian businesses a comprehensive suite of tools to manage connected devices across their operations. Developed in partnership with Ericsson, it enables Bell M2M customers to remotely view, administer and control network-connected devices such as parking and hydro meters, vending machines, and billboards through a cloud-based self-serve platform.

BELL MEDIA
Bell Media delivered strong financial and operational performance this quarter. Higher advertising and subscriber fee revenues reflect the acquisition of Astral, now part of the Bell Media segment, driving year-over-year revenue growth of 21.6% to $664 million and EBITDA growth of 26.8% to $199 million. This contributed to a higher Media EBITDA margin of 30% (compared to 28.8% in Q3 2012) due to Bell Media’s enhanced mix of specialty and pay TV properties.

  CTV was Canada’s leading network during the summer season in all key demographics, holding 11 of the top 20 programs nationally among total viewers. In the key primetime hours, CTV’s average audience was 57% higher than its closest conventional TV competitor.
  Bell Media produced The Amazing Race Canada, which debuted with record results. The program averaged 3.5 million viewers as the summer’s overall #1 program and is the highest-rated Canadian series on record, highest-rated series premiere ever, and the highest rated debut season for any show.
  Bell Media’s specialty TV properties reached 84% of all English specialty and pay TV viewers in the average week during the third quarter, led by TSN, with higher average audience levels driven by CFL and NFL football; Discovery, Canada’s leading entertainment specialty channel; Bravo, the fastest-growing specialty network among younger viewers; The Comedy Network; and TMN, Canada’s leading primetime pay TV station.
  Bell Media now ranks eighth among all online properties in Canada, up one rank from the previous quarter, and first among all Canadian broadcast and video network competitors with a monthly average of 3.3 million unique visitors, 385 million page views, and 94 million videos served.
  On August 26, 2013, Bell announced the sale of two radio stations in Toronto (CHBM-FM and CFXJ-FM) and three radio stations in Vancouver (CKZZ-FM, CHHR-FM and CISL-AM) to Newfoundland Capital Corporation’s wholly owned subsidiary Newcap Inc. for $112 million plus the assumption of certain liabilities. Bell is divesting these radio stations acquired as part of the Astral transaction in order to comply with the CRTC’s Common Ownership Policy.
  The transaction is subject to approval by the CRTC and the Competition Bureau.

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CORPORATE DEVELOPMENTS
Bell was honoured with a Canada Award for Excellence in recognition of our workplace mental health program. The Silver Award for Mental Health at Work – the highest ever awarded by Excellence Canada – recognizes Bell’s exemplary commitment to workplace mental health as part of the Bell Let’s Talk initiative, Over the past 3 years, Bell has implemented programs to help foster a mentally healthy work environment, building awareness about the stigma of mental illness and equipping team leaders with the tools and resources to support employees.

BCE Chair Thomas O’Neill, FCA received the Award of Outstanding Merit from Chartered Professional Accountants of Ontario in September. Under Mr. O’Neill’s leadership, BCE’s Board of Directors has also been recognized twice this year for excellence in corporate governance. BCE was named the winner of the first-ever award for best overall corporate governance by the Canadian Society of Corporate Secretaries, while the Canadian Coalition for Good Governance honoured BCE with its Gavel Award for exceptional communication with shareholders.

George Cope was named the 2013 Ivey Business Leader for his outstanding business leadership and his contributions to the community, including the launch of the Bell Let’s Talk mental health initiative and his role as Chair of United Way Toronto’s 2013 campaign. A 1984 graduate of the HBA program at Western University’s Ivey School of Business, Mr. Cope joins an esteemed roster of past Ivey Business Leader Award recipients from across corporate Canada who have demonstrated exceptional leadership in both business and their communities.

BELL ALIANT RESULTS
Bell Aliant (TSX: BA) revenues of $696 million in Q3 2013 were 0.3% lower than in Q3 2012, as growth in its Internet and TV services were offset by the continued declines in local and access and long distance revenues. Bell Aliant’s EBITDA was down 2.1% to $324 million this quarter, as a result of a 1.4% increase in operating costs related to growth of its FibreOP services. For more information, please visit BellAliant.ca.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.5825 per common share, payable on January 15, 2014 to shareholders of record at the close of business on December 16, 2013.

OUTLOOK
BCE’s guidance for 2013, as provided on February 7, 2013, which was updated on August 8, 2013 to reflect the acquisition of Astral, and reconfirmed on November 7, 2013, is as follows:

	February 7 Guidance	August 8 Guidance	Current Guidance Expectation
Bell (i)
Revenue Growth	0% – 2%	2% – 4%	On track
EBITDA Growth	1% – 3%	3% – 5%	On track
Capital Intensity	16% – 17%	No change	On track
BCE
Adjusted EPS (ii)	$2.97 - $3.03	No change	On track
Free Cash Flow growth (iii)	5% – 9%	No change	On track
Annual common dividend per share	$2.33	No change	On track

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(i)	Bell’s 2013 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
(iii)	We define free cash flow as cash flows from operating activities excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call for financial analysts to discuss Q3 2013 results on Thursday, November 7 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-866-226-1792 or (416) 340-2216. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 3092522#.

A live audio webcast of the conference call will be available on BCE’s website at:
BCE Q3-2013 conference_call. The mp3 file will be available for download on this page later in the day.

NOTES
The information contained in this news release is unaudited.

(1)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2013		Q3 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	343	0.44	527	0.68
Severance, acquisition and other costs	222	0.29	19	0.02
Net gains on investments	(2)	(0.01)	-	-
Premiums on early redemption of debts	21	0.03	-	-
Adjusted net earnings	584	0.75	546	0.70

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(2)	The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q3 2013	Q3 2012
Cash flows from operating activities	1,730	1,591
Bell Aliant dividends/distributions to BCE	48	48
Capital expenditures	(880)	(832)
Cash dividends paid on preferred shares	(38)	(27)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(68)	(85)
Acquisition costs paid	32	39
Bell Aliant free cash flow	(77)	(48)
Free cash flow	747	686

(3)	The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

($ millions)
	Q3 2013	Q3 2012
Net earnings	452	644
Severance, acquisition and other costs	297	25
Depreciation	683	673
Amortization	162	180
Finance costs
Interest expense	242	225
Interest on post-employment benefit obligations	38	33
Other expense (income)	24	8
Income taxes	165	231
EBITDA	2,063	2,019

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release, including, but not limited to, statements relating to our 2013 financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2013 annualized common share dividend, our broadband fibre, IPTV and wireless networks investment and deployment plans, the proposed divestiture of certain of Astral’s and Bell Media’s radio stations, and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 7, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 7, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2013 financial results, as well as our objectives, strategic priorities and business outlook for 2013, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2013 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 1.6% in 2013, based on the Bank of Canada’s most recent estimate, a twenty basis point decrease compared with an earlier estimate of 1.8%;
  a slow pace of employment growth and new business formation affecting overall business customer demand;
  a sustained level of wireline and wireless competition in both consumer and business markets;

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  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and suburban markets, the proliferation of 4G devices, as well as population growth; and
  a soft advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  Stabilizing residential NAS line erosion rate as our broadband investments in Fibe TV drive three-product household penetration, increase our multiple-dwelling units (MDUs) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services, subject to the risk of more aggressive promotional offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, and utilize our ability to seek greater penetration within the MDU market, and capitalize on our extensive retail distribution network (which includes The Source), and leadership position in high-definition (HD) programming;
  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds due to our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;
  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services driven by a strengthening economy and an improvement in employment rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;
  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive re-price pressures in our business and wholesale markets; and
  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;
  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;
  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and

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  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

Operational Assumptions Concerning Bell Media

  The non-recurrence in 2013 of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;
  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;
  in conventional TV, building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, producing market-leading news and investments in HD broadcasting;
  increased costs to secure sports content as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;
  in our non-sports English and French pay and specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services;
  pursuant to the Astral acquisition, achievement of cost reductions by maximizing assets, achieving productivity gains and pursuing operational efficiencies; and
  executing in local radio and TV markets to provide listeners and viewers with quality content, incorporating opportunities for multi-platform selling.

Financial Assumptions Concerning Bell (Excluding Bell Aliant)

The following constitute Bell’s principal financial assumptions for 2013.

  Bell’s total employee benefit plans cost to be approximately $350 million, based on an estimated accounting discount rate of 4.4% and an expected return on plan assets of 4.4%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $230 million, and an estimated below EBITDA net employee benefit plans financing cost of approximately $120 million;

  total pension plan cash funding to be approximately $350 million;
  cash taxes to be approximately $350 million, instead of $325 million;
  net interest expense of approximately $750 million;
  net interest payments of approximately $720 million; and
  cash severance and other of approximately $150 million.

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2013.

  BCE’s total employee benefit plans cost to be approximately $430 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $290 million, and an estimated below EBITDA net employee benefit plans financing cost of approximately $140 million;

  depreciation and amortization expense of up to approximately $25 million higher compared to 2012, instead of $50 million higher due to an increase in the estimate of useful life of certain assets;
  net interest expense of approximately $925 million;

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  tax adjustments (per share) of approximately $0.07;
  an effective tax rate of approximately 26%;
  non-controlling interest similar to 2012; and
  an annual common share dividend of $2.33 per share.

The foregoing assumptions, although considered reasonable by BCE on November 7, 2013, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2013 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2013 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  The intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective information technology (IT) systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to post-employment benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;
  employee retention and performance;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

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  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our direct-to-home (DTH) satellite TV services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s TV and radio markets;
  health concerns about radio frequency emissions from wireless devices;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  the failure to successfully integrate Astral into Bell Media and to successfully complete the divestitures required by the Competition Bureau and the CRTC.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2012 Annual MD&A dated March 7, 2013 (included in the BCE 2012 Annual Report) as updated in BCE’s 2013 First, Second and Third Quarter MD&As, dated May 8, 2013, August 7, 2013 and November 6, 2013 respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

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Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

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